

Mail Stop 4720

June 15, 2016

Via E-mail
Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer
Mallinckrodt plc
Perth House, Millennium Way
Chesterfield, Derbyshire, S41 8ND
United Kingdom

> **Re: Mallinckrodt plc**
> **Form 10-K for the Fiscal Year Ended September 25, 2015**
> **Filed November 24, 2015**
> **Form 10-Q for the Quarterly Period Ended December 25, 2015**
> **Filed February 2, 2016**
> **File No. 001-35803**

Dear Mr. Harbaugh:

We have reviewed your correspondence dated May 11, 2016 and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 25, 2015
Risk Factors, page 23

1. We note your response to prior comment two. Please supplementally provide us with information about the occurrence of serious adverse events related to Acthar in the past three years, including (1) the types of serious adverse events; (2) the percentage of serious adverse events as compared to the percentage of prescriptions; and (3) whether you have received any notification or indication, whether from third parties such as the FDA, or from your own studies, that there may be a causal link between any serious adverse events and Acthar.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any questions. In this regard, do not hesitate to contact me at (202) 551-3675.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance